UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 811-21872

     (Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
           [ ] Form 10-Q and Form 10-QSB [X] Form N-SAR [ ] Form N-CSR

                       For Period Ended: June 30, 2012


                       [ ] Transition Report on Form 10-K

                       [ ] Transition Report on Form 20-F

                       [ ] Transition Report on Form 11-K

                       [ ] Transition Report on Form 10-Q

                       [ ] Transition Report on Form N-SAR

                For the Transition Period Ended: _______________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


                            Mutual Fund Series Trust
			     Catalyst Funds
			   Listed Private Equity
				AmericaFirst
         ---------------------------------------------------------------
                            (Full Name of Registrant)


         ---------------------------------------------------------------
                           (Former Name if Applicable)

                              450 Wireless Blvd.
         ---------------------------------------------------------------
                     (Address of Principal Executive Office)

                            Hauppauge, New York 11788
         ---------------------------------------------------------------
                           (City, State and Zip Code)

                       PART II - RULE 12b-25 (b) AND (c)

         If the subject report could not be filed out without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a)       The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)       The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form
                  N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[X]     (c)       The accountant's statement or exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


 The Independent Registered Public Accounting Firm has not released the Internal Control Letter in connection with the NSAR filing. It is expected that the Internal Control Letter will be forthcoming following additional preparation and review by management of the funds necessary tax disclosures as a result of the change in service providers.



                           PART IV - OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

             Erik Naviloff               631                 470-2652
         ---------------------     ---------------      ------------------
                (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No



(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or in the portion thereof? [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                        Mutual Fund Series Trust
			    Catalyst Fund
			Listed Private Equity
			   AmericaFirst
         ---------------------------------------------------------------
        	(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 31, 2012                 /s/ Erik Naviloff
                                   -------------------------
                                   Name: Erik Naviloff
                                   Title: Treasurer